Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended September 30, 2005
(millions)
Operating Revenue	$16,694

Operating Expenses	14,429

Income from operations	2,265

Other income	182

Interest and related charges	948

Income before income taxes	1,499

Income taxes	504

Income from continuing operations	995
Income from discontinued operations (net of income taxes of $3)	5

Net income	$1,000

Earnings Per Common Share - Basic
Income from continuing operations	$2.93
Income from discontinued operations	0.02
Net income	$2.95

Earnings Per Common Share - Diluted
Income from continuing operations	$2.92
Income from discontinued operations	0.01
Net income	$2.93